SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.                  Description


Exhibit No. 1     Directorate Change released on 14 March 2005
            2     Director Shareholding released on 18 March 2005
            3     Director Shareholding released on 18 March 2005
            4     Director Shareholding released on 18 March 2005
            5     Director Shareholding released on 21 March 2005
            6     Director Shareholding released on 21 March 2005
            7     Director Shareholding released on 21 March 2005



Exhibit No. 1
                                  DIRECTORATE CHANGE

  THE RANK GROUP PLC'S FINANCE DIRECTOR APPOINTED FINANCE DIRECTOR
                          OF MARKS AND SPENCER GROUP PLC

The Rank Group Plc ('Rank') announces that Ian Dyson is to resign as Finance Director, and as a Director of the Company, to take up an appointment with Marks and Spencer Group plc as its Finance Director. The effective date of Mr Dyson's resignation has not yet been determined; a further announcement will be made when the date has been decided. A search is now underway for his successor.

Rank's Chief Executive, Mike Smith, said: "Ian joined Rank in 1999 and has worked closely with me for the last five years on the restructuring and refocusing of the business. He has made a very significant contribution to the Group's transformation and we wish him well in his new role".


Enquiries:

The Rank Group Plc 020 7706 1111
Peter Reynolds, Director of Investor Relations

Maitland Consultancy 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No. 2

                             THE RANK GROUP PLC

                              DIRECTORS' DEALING

The Rank Group Plc ("the Company") announces that on 18 March 2005 it granted restricted awards over its Ordinary shares, pursuant to the Company's long term incentive plan approved by shareholders at the annual general meeting in April 2000, to the following directors:

Director               No. of Ordinary shares

Mike Smith             134,460
David Boden             76,225

The directors are not required to make any payment for the shares, which will be released subject to the achievement of performance conditions, including a total shareholder return target, over a three year period.

Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

Exhibit No. 3

18 March 2004


                            THE RANK GROUP Plc

           The Rank Group Employee Benefit Trust ("the Trust")

The Trustee of the Trust, established under a Trust Deed dated 4 October 1996, on 17 March 2005 agreed to transfer 368,194 Ordinary shares in The Rank Group Plc ("Rank") to certain individuals participating in the Rank Group 2000 Long Term Incentive Plan ("the Plan") and sold a further 253,849 Ordinary shares in Rank to meet certain withholding tax liabilities arising out of such transfer.

As the Trust is a discretionary trust, all executive Directors of Rank are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive Directors of the Company being members of the class of potential beneficiaries, are now interested in a total of 202,852 Ordinary shares of 10 pence each in the Company held by the Trustee.



Enquiries:

The Rank Group Plc

  Charles Cormick - Company Secretary
  Clare Duffill - Assistant Company Secretary

  020 7706 1111

Exhibit No. 4

                           THE RANK GROUP Plc

                          DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 18 March 2005 it granted options over its Ordinary shares, pursuant to the Company's 2002 Executive Share Option Scheme approved by shareholders at the annual general meeting on 25 April 2002, to the following directors:

Director         No. of Ordinary shares over which options were granted

Mike Smith       146,666
David Boden      83,144

The options, which have an exercise price of 277.83 pence per share, are subject to the achievement of performance conditions, as specified in the rules of the Scheme.

                                   -ends-

Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

Exhibit No. 5

                                   SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF DIRECTOR

MICHAEL EDWARD SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION AND DISPOSAL OF SHARES

7)   Number of shares/amount of
     stock acquired

48,894

8)   Percentage of issued Class

NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

48,894

10)  Percentage of issued Class

NOT SIGNIFICANT

11)  Class of security

ORDINARY SHARES

12)  Price per share

ACQUISITION - GBP0.00 (LONG TERM INCENTIVE PLAN)
DISPOSAL - GBP2.78

13)  Date of transaction

21/3/05

14)  Date company informed

21/3/05

15)  Total holding following this notification

400,000 ORDINARY SHARES OF 10P

16)  Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries



25)  Name and signature of authorised company official responsible for
     making this notification      R. B. A. CORMICK

     Date of Notification          31 MARCH 2005

Exhibit No. 6

                                   SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     DAVID BODEN


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7)   Number of shares/amount of
     stock acquired

     23,524


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY 10P


12)  Price per share

     GBP0.00 (VESTING OF LONG TERM INCENTIVE PLAN)


13)  Date of transaction

     21/3/05


14)  Date company informed

     21/3/05


15)  Total holding following this notification

     122,543


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification

     C.B.A. CORMICK

     Date of Notification

     21 MARCH 2005

Exhibit No. 7

                                    SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     IAN DYSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES  (1)
     EXERCISE AND DISPOSAL OF SHARE OPTION  (2)

7)   Number of shares/amount of
     stock acquired

     27,675  (1)
     278,225  (2)

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

     278,225  (2)

10)  Percentage of issued Class

     NOT SIGNIFICANT

11)  Class of security

     ORDINARY 10p

12)  Price per share

     (1)  ACQUISITION - GBP0.00 (LONG TERM INCENTIVE PLAN)
     (2)  EXERCISE - GBP2.48
          DISPOSAL - GBP2.731025

13)  Date of transaction

     21/03/05

14)  Date company informed

     21/03/05

15)  Total holding following this notification

     147,350

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification

     C. B. A. CORMICK

     Date of Notification     21 MARCH 2005

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  29 March, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary